January 6, 2009

Mr. Evan S. Jacobson
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re: PR Complete Holdings Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed December 15, 2008
       File No. 333-155178

Dear Mr. Jacobson:

We represent PR Complete Holdings Inc. (the “Company” or “PR Complete”). We are in receipt of your letter dated December 24, 2008 regarding the above referenced filing and the following are our responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

1.
We note your response to comment 2 of our letter dated December 3, 2008, and your disclosure on page 14 that you believe you can satisfy your cash requirements for the next 12 months with your current cash and expected revenues. Please reconcile this disclosure with your statement on page 13 that: “We do not expect to be able to satisfy our cash requirements to continue to operate over the next 12 months unless we obtain additional funding or our revenues significantly improve.”  Please revise your disclosure to indicate the period of planned operations that your existing capital resources will enable you to fund without factoring in projected revenues for which you lack enforceable contractual rights.  If your existing and contractually committed capital resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months.  In addition, please tell us the basis for your management’s belief that you will be able to acquire equity funding through a PIPE or secondary offering, the current rate you are using capital in operations, and whether the rate at which cash has been used in operations in recent periods is consistent with your expectations regarding your capital requirements for the next 12 months.

Answer:
Pages 13 has been revised to disclose that the Company believes it can satisfy its cash requirements for the next 12 months.   In addition this section has been revised to disclose the information set forth above.

Signatures

2.
We note that in response to comment 3 of our letter dated December 3, 2008 you have revised the signature page to disclose that Ms. Albice is also the principal accounting officer of the Company.  Despite the fact that you have listed Ms, Albice’s various titles, Ms. Albice has still only signed the amended registration statement on behalf of the Company. Please file an amended registration statement with a separate signature block for Ms. Albice to sign the registration statement in her capacity as the Company’s principal executive officer, principal financial officer, principal accounting officer and director.  See paragraph 1 of Instructions to Signatures for Form S-1.  The second signature block and her signature should be preceded by the text specified by Form S-1: “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”

Answer:	The signature page has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN